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                                      Filed by: Millennium Pharmaceuticals, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                               Subject Company: Millennium Pharmaceuticals, Inc.
                                                   Commission File No. 000-28494

March 20, 2000

Dear MPMx stockholder,

I am sending this to you to serve several purposes.

         The first is to congratulate all of us on the upcoming merger of MPMx and Millennium. I am very confident that we will continue to be successful in helping to build Millennium together - with those of us at MPMx working with Millennium to change the practice of medicine through diagnomics-TM-, pharmacogenomics and patient management.

         The second purpose of this letter is to explain what will happen to your MPMx stock or stock option grants as a result of the merger. All of the information about share amounts and prices in this letter refers to MPI shares BEFORE the 2 for 1 stock split, which is expected to be effective April 18, 2000. The MPI shares you receive in this transaction will be adjusted for the stock split. You can refer to the information posted on Messenger MFC for more details.

         MPMX SHARES - CONVERSION

         Your MPMx options (or shares if you exercised early) will be converted to MPI options or stock at the time of the closing. We estimate that the closing will happen at the end of April or beginning of May. The time delay is necessary because Millennium is required to file an information statement with the Securities and Exchange Commission in order to register the MPI shares it is issuing in exchange for MPMx stock.

         At the time of the closing, you will receive options or shares in MPI at a ratio of one MPI share for five MPMx shares. For example, an employee who held options priced at $.90 to purchase 1,000 shares of MPMx, would, upon closing, have options to purchase 200 shares of MPI at an exercise price of $4.50 each. Vesting for these shares would continue on the same vesting schedule as the original MPMx grant. Any vested shares could be sold immediately.

         Finally, under Delaware law (Section 228(d) of the General Corporation
Law) we have an obligation to provide a notice to MPMx shareholders that an Agreement and Plan of Merger among MPMx, Millennium Pharmaceuticals, Inc. ("MPI") and an acquisition subsidiary of MPI was approved by written consent of the MPMx shareholders on March 1, 2000. This consent provided that MPMx will be merged with MPI's acquisition subsidiary (and it will be renamed "Millennium Predictive Medicine, Inc.") This letter fulfills our legal requirement to provide notice.

         I thank all of you for your contributions towards MPMx' success, and look forward to continuing to work together with you in the future.

Sincerely,

Ken Conway
President
Millennium Predictive Medicine, Inc.

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         NOTE:

         Millennium Pharmaceuticals expects to file an information statement/prospectus under the Securities Act of 1933 with respect to the business combination described herein. Investors are urged to read the relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Investors may obtain these documents for free at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, any such documents, excluding exhibits, may be obtained from Millennium Pharmaceuticals without charge by requesting them in writing or by telephone at the following address: Investor Relations, Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, MA 02139; Telephone: (617) 679-7000.